SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER	E-MAIL ADDRESS

April 30, 2013

VIA COURIER AND EDGAR

Re:	Crestwood Midstream Partners LP, Crestwood Midstream Finance Corporation and Subsidiary Guarantors
Registration Statement on Form S-4
Filed March 28, 2013
File No. 333-187608

Jacqueline Kaufman Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-4628

Dear Ms. Kaufman:

On behalf of Crestwood Midstream Partners LP (the “Issuer”), Crestwood Midstream Finance Corporation (the “Co-Issuer” and, together with the Issuer, the “Issuers”) and the subsidiary guarantors (the “Guarantors” and, together with the Issuers, the “Registrant”), we hereby provide the following responses to the comment letter, dated April 25, 2013 (the “Comment Letter”), from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) regarding the above-referenced registration statement (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and general updates. In connection with this letter and the filing of Amendment No. 1, we are sending to the Staff, by overnight courier, four courtesy copies of Amendment No. 1, marked to show changes from the Registration Statement as filed on March 28, 2013, and four clean courtesy copies of Amendment No. 1.

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Securities and Exchange Commission	-2-	April 30, 2013

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Registrants.

Cautionary Statement Regarding Forward-Looking Statements, page ii

1.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. Please see Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

In response to the Staff’s comment, the Registrant has deleted the reference to the safe harbor on page ii of Amendment No. 1.

The Exchange Offer, page 15

Conditions to the Exchange Offer, page 17

2.	Please refer to the third paragraph on page 18 disclosing that you reserve the right to reject for exchange notes not previously accepted upon the occurrence of any of the specified conditions. Since all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, it is not clear to us how any notes would have been previously accepted for exchange. Please revise or advise.

In response to the Staff’s comment, the Registrant has deleted the disclosure on page 17 of Amendment No. 1 that it reserves the right to reject for exchange notes not previously accepted upon the occurrence of any of the specified conditions.

Incorporation of Certain Documents by Reference, page 81

3.	Please revise this section to include a statement to the effect that all filings filed after the date of the initial registration statement and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference into your prospectus. Refer to Compliance and Disclosure Interpretation 123.05, Securities Act Forms, available on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 81 of Amendment No. 1.

Securities and Exchange Commission	-3-	April 30, 2013

Item 22. Undertakings, page II-5

4.	Please revise your disclosure to include the undertaking set forth in Item 512(b) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the disclosure on page II-5 of Amendment No. 1 to include the undertaking set forth in Item 512(b) of Regulation S-K.

Signatures, page II-7

5.	Please revise the signature of Sabine Treating, LLC on page II-11 to delete the word “Crestwood” from the entity listed as Crestwood Sabine Treating, LLC as it appears that the entity which is a party to the Indenture, as supplemented, is Sabine Treating, LLC.

In response to the Staff’s comment, the Registrant has revised the signature of Sabine Treating, LLC to delete the word “Crestwood” on page II-11 of Amendment No. 1.

Exhibit 4.1 – Indenture, dated April 1, 2011 . . .

6.	We note that your subsidiary guarantors may in some circumstances be released from their obligations to guarantee the notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, subsidiary guarantors may only be released from their guarantees in customary circumstances. In light of the above, please provide us with your analysis as to how the guarantees constitute “full and unconditional” guarantees, with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. Please discuss each release provision in individual detail.

The Registrant acknowledges the Staff’s comment and respectfully submits that it considered the guidance set forth in SEC Release Nos. 33-7878; 34-43124, Financial Statements and Periodic Reports for Related Issuers and Guarantors, including Section III.A.1.b. thereof, regarding the meaning of “full and unconditional.” It is the Registrant’s understanding that pursuant to the guidance of the Staff, a guaranty is not “full and unconditional” if it contains automatic release provisions, including those that are common in high yield notes indentures. However, the Staff has permitted issuers to rely on Rule 3-10(f) of Regulation S-X when the other requirements of such rule are met and the release provisions are limited to customary circumstances pursuant to Section 2510.5 of the Financial Reporting Manual. The indenture governing the notes to be issued pursuant to the Registration Statement and filed as Exhibit 4.1 to the Registration Statement (the “Indenture”) provides that the guarantees of the subsidiary guarantors will be released in the following circumstances, as set forth in Section 10.05 of the Indenture (capitalized terms used below but not defined shall have the respective meanings set forth in the Indenture):

•

“in connection with any sale, disposition or transfer of all or substantially all of the assets of that Guarantor (including by way of merger, amalgamation or consolidation) to a person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale, disposition or transfer does not violate Section 4.10 hereof”

Securities and Exchange Commission	-4-	April 30, 2013

Analysis: This is consistent with the first bullet of Section 2510.5 of the Financial Reporting Manual. Therefore, the Registrant believes that this release provision is a customary circumstance under which a guarantee may be released.

•

“in connection with any sale, disposition or transfer of Capital Stock of that Guarantor after which such Guarantor is no longer a Restricted Subsidiary of the Company, if the sale, disposition or transfer does not violate Section 4.10 hereof”

Analysis: This is consistent with the first bullet of Section 2510.5 of the Financial Reporting Manual. Therefore, the Registrant believes that this release provision is a customary circumstance under which a guarantee may be released.

•	“if the Company designates any Material Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of this Indenture”

Analysis: This is consistent with the second bullet of Section 2510.5 of the Financial Reporting Manual. Therefore, the Registrant believes that this release provision is a customary circumstance under which a guarantee may be released.

•	“upon Legal Defeasance in accordance with Article 8 hereof or satisfaction and discharge of this Indenture in accordance with Article 11 hereof”

Analysis: This is consistent with the fourth bullet of Section 2510.5 of the Financial Reporting Manual. Therefore, the Registrant believes that this release provision is a customary circumstance under which a guarantee may be released.

•	“upon the release of such guarantor’s guarantee of, and other Obligations with respect to, all other Indebtedness of the Company for borrowed money (other than intercompany debt)”

Analysis: This is consistent with the third bullet of Section 2510.5 of the Financial Reporting Manual. Therefore, the Registrant believes that this release provision is a customary circumstance under which a guarantee may be released.

Securities and Exchange Commission	-5-	April 30, 2013

Exhibit 5.1 – Opinion of Simpson, Thacher & Bartlett LLP

7.	Please have counsel revise its opinion to reference Supplemental Indenture Nos. 1, 2 and 3, as certain guarantors listed in Schedule I to the opinion were added pursuant to those supplemental indentures.

In response to the Staff’s comment, Simpson, Thacher & Bartlett LLP has revised its opinion to reference the supplemental indentures and has refiled such opinion as Exhibit 5.1 to Amendment No. 1.

Exhibit 5.2 – Opinion of Locke Lord LLP

8.	We note that Appendix A defines the Secretary’s Certificates referenced in counsel’s assumption (iii) on page 3 as the Secretary’s Certificates dated nearly six months ago. Please update these certificates and have counsel revise its opinion accordingly.

In response to the Staff’s comment, Locke Lord LLP has revised its opinion to update the Secretary’s Certificates and has refiled such opinion as Exhibit 5.2 to Amendment No. 1.

*            *             *            *

Please do not hesitate to call Edward P. Tolley III at 212-455-3189 or David Azarkh at 212-455-2462 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Catherine Brown
Mara L. Ransom

Crestwood Midstream Partners LP
Kelly J. Jameson